Exhibit 99.1

JIADE LIMITED

(incorporated in the Cayman Islands with limited liability)
(NASDAQ: JDZG)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of shareholders (the “Meeting”) of JIADE LIMITED (the “Company”) will be held on March 11, 2026 at 9:30 a.m., Eastern Time, at 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, the People’s Republic of China, for the purpose of considering and voting upon the following proposals:

To approve, by ordinary resolution, that every 25 issued and unissued Class A ordinary share of a par value of US$0.0001 each in the Company’s share capital, every 25 issued and unissued Class B ordinary share of a par value of US$0.0001 each in the Company’s share capital, and every 25 issued and unissued preference share of a par value of US$0.0001 each in the Company’s share capital, be consolidated into one Class A ordinary share of a par value of US$0.0025 each, one Class B ordinary share of a par value of US$0.0025 each and one preference share of a par value of US$0.0025 each, respectively (each a “Consolidated Share”) and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each;

TO US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A ordinary shares of a par value of US$0.0025 each, (b) 3,000,000 Class B ordinary shares of a par value of US$0.0025 each, and (c) 1,200,000 preference shares of a par value of US$0.0025 each.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on February 23, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at ir.sckbkj.com or by submitting a request to cassandra@sckbkj.com. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about March 5, 2026.

By Order of the Board of Directors,

/s/ Yuan Li
Yuan Li
Chairman of the Board of Directors

Chengdu, the People’s Republic of China

March 5, 2026

JIADE LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
March 11, 2026
9:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of JIADE LIMITED (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on March 11, 2026, at 9:30 a.m., Eastern Time, or any adjournment thereof. The Meeting will be held in a hybrid format. In-person participants will be able to attend the Meeting at 18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road, Jinjiang District, Chengdu City, Sichuan Province, the People’s Republic of China. Remote participants will be able to attend the Meeting at www.virtualshareholdermeeting.com/JDZG2026.

Only holders of the ordinary shares of the Company of record at the close of business on February 23, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more shareholders holding shares of the Company which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares of the Company in issue and entitled to vote at such the Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

PROPOSAL TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

RESOLVED, BY ORDINARY RESOLUTION, that every 25 issued and unissued Class A ordinary share of a par value of US$0.0001 each in the Company’s share capital, every 25 issued and unissued Class B Ordinary Share of a par value of US$0.0001 each in the Company’s share capital, and every 25 issued and unissued preference share of a par value of US$0.0001 each in the Company’s share capital, be consolidated into one Class A ordinary share of a par value of US$0.0025 each, one Class B ordinary share of a par value of US$0.0025 each, and one preference share of a par value of US$0.0025 each, respectively (each a “Consolidated Share”), and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each), (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each;

TO US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A ordinary shares of a par value of US$0.0025 each, (b) 3,000,000 Class B ordinary shares of a par value of US$0.0025 each, and (c) 1,200,000 preference shares of a par value of US$0.0025 each.

The Board of Directors recommends a vote “FOR” the foregoing Proposal.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

A proxy need not be a shareholder of the Company. A proxy card is enclosed with this proxy statement. It contains important instructions about completing and giving it to the Company.

You must ensure that your completed and signed proxy card, and any power of attorney or other authority (if any) under which it is signed, is deposited in accordance with the instructions set out therein. Proxy cards received after the time set out therein may be disregarded.

In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which names stand in the Company’s register of members.

If you are a body corporate, you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the Meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market, which permit companies to make available their annual reports to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the fiscal year ended December 31, 2024 on Form 20-F (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2024 Annual Report to shareholders by visiting the Company’s website at https://ir.sckbkj.com. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations of the Company, available at https://ir.sckbkj.com.

THE SHARE CONSOLIDATION PROPOSAL

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized issued and unissued shares, at a ratio of 25-for-1, to take effect upon shareholder approval.

The Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Purpose of the Share Consolidation

The Company’s Class A ordinary shares are currently listed on Nasdaq under the symbol “JDZG.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Requirement”), if the closing bid price of the Class A ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company.

In addition, Nasdaq now imposes stricter conditions on companies that use a share consolidation to regain compliance with the $1.00 Minimum Bid Requirement. Under the Rule 5810(c)(3)(A)(iv), if the Company’s Class A ordinary shares fail to meet the Minimum Bid Requirement at any time following a reverse stock split effected within the prior twelve months, the Company will not be eligible for the standard cure period and Nasdaq’s Listing Qualifications Department will issue a Staff Delisting Determination with respect to its security.

On December 20, 2024, the Company received a letter from Nasdaq (the “Notice”), notifying the Company that based upon the closing bid price of its securities for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the Minimum Bid Requirement. On May 23, 2025, at the Company’s annual general meeting, the Company approved a share consolidation to cure the deficiency. Accordingly, on July 18, 2025, the Company received a letter from Nasdaq, notifying that the Company had maintained compliance with the listing rule and is allowed to maintain its listing on Nasdaq.

Because the Company effected a share consolidation on May 23, 2025, pursuant to the Rule 5810(c)(3)(A)(iv), if a second non-compliance with the Minimum Bid Requirement occurs prior to May 23, 2026, the Company will be issued a delisting notice and will not be eligible for the standard cure period. To ensure the Company’s compliance with the Minimum Bid Requirement, the Board of Directors determined that it was in the best interest of the Company and its shareholders to solicit the approval of the Shareholders for the Share Consolidation.

In the event the Class A ordinary shares were to be no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A ordinary shares would likely have a negative impact on the liquidity and market price of the Class A ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A ordinary shares and (ii) the liquidity and marketability of the Class A ordinary shares. This could reduce the ability of holders of the Class A ordinary shares to purchase or sell Class A ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers, who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A ordinary shares were to be no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A ordinary shares, which may cause the market price of the Class A ordinary shares to decline.

Registration and Trading of the Company’s Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-consolidation basis on the effective date that the Company announces such implementation by press release. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio meaning there will be a reduction in the number of the authorized shares in the Company by a factor of 25 (as set out above under the subheading “General”).

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, BY ORDINARY RESOLUTION, that every 25 issued and unissued Class A Ordinary Share of a par value of US$0.0001 each in the Company's share capital, every 25 issued and unissued Class B Ordinary Share of a par value of US$0.0001 each in the Company's share capital, and every 25 issued and unissued preference share of a par value of US$0.0001 each in the Company’s share capital, be consolidated into one Class A ordinary share of a par value of US$0.0025 each, one Class B ordinary share of a par value of US$0.0025 each, and one preference share of a par value of US$0.0025 each, respectively (each a “Consolidated Share”), and each such Consolidated Share shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorized share capital of the Company shall be changed:

FROM US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, consisting of (a) 395,000,000 Class A ordinary shares of a par value of US$0.0001 each), (b) 75,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 30,000,000 preference shares of a par value of US$0.0001 each;

TO US$50,000 divided into 20,000,000 ordinary shares of a par value of US$0.0025 each, consisting of (a) 15,800,000 Class A ordinary shares of a par value of US$0.0025 each, (b) 3,000,000 Class B ordinary shares of a par value of US$0.0025 each, and (c) 1,200,000 preference shares of a par value of US$0.0025 each.

VOTE REQUIRED FOR APPROVAL

The approval of the forgoing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

March 5, 2026	/s/ Yuan Li
Yuan Li
Chairman of the Board of Directors